

May 18, 2012

Via E-mail
Mr. Rajan Parmeswar
Vice President, Controller and Chief Accounting Officer
Aetna, Inc.
151 Farmington Avenue
Hartford, CT 06156

Re: Aetna, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-16095

Dear Mr. Parmeswar:

We have reviewed your May 10, 2012 response to our April 26, 2012 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13.1 2011 Aetna Annual Report, Financial Report to Shareholders
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 73

1. We acknowledge your response to comment 2. For your ASC contracts subject to performance guarantees, it is apparent that you recognize 100% of the contract fee as gross revenue over the term of the contract and record your performance guarantee obligation as a reduction to gross revenue. However, it is unclear how you accrue your performance guarantee obligation. In your policy note you indicate that you record this obligation when it becomes probable that this obligation has arisen under the terms of a guarantee; presumably under an ASC Topic 450 contingent liability notion. While from your response, it appears that you may estimate the obligation at contract outset based on your past experience and accrue this amount over the performance period. Please clarify for us how and when you record your performance guarantee obligation and how your policy complies with GAAP. In this regard, also explain to us why, under GAAP, it is

appropriate to recognize revenue in earnings by assessing the probability that significant, but unfulfilled, terms of a contract—your performance metrics—will be fulfilled at some point in the future. In addition, please explain to us why, under GAAP, the maximum amount of fees to which the guarantees relate is not precluded from revenue recognition until the performance metrics guaranteed are resolved or the guarantee otherwise expires. When referring to GAAP in the instances above, please reference for us the specific cites in the authoritative accounting literature on which you rely.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant